Exhibit 1
                                                                       ---------

For Immediate Release                                               8 April 2008


                              WPP GROUP PLC ("WPP")


      Cohn & Wolfe acquires majority stake in AxiCom, leading pan-European technology public relations agency


WPP announces that its wholly-owned operating company Cohn & Wolfe, a leading public relations and public affairs network, has acquired a majority stake in AxiCom Limited, ("AxiCom"), a leading pan-European technology public relations agency.

AxiCom manages public relations for companies across all sectors of modern B2B, with specific expertise in consumer technology, electronics, digital media, enterprise computing, wireless and mobile, telecoms and networks. AxiCom was named "Best Specialist PR Agency Network to Work For" by The Holmes Report in both 2006 and 2007.

Founded in 1994, AxiCom is based in London, with wholly-owned operations in Munich, Paris, Stockholm, Amsterdam, Milan and Madrid. AxiCom employs 82 people and clients include BT, Dell Equalogic, Ipass, Red Hat, Sling Media and VM Ware.

AxiCom's unaudited revenues for the year ended 31 December 2007 were (pound)5.8 million, with gross assets at the same date of (pound)4.9 million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors.


Contact:
Feona McEwan, WPP                                         T. +44 (0)20 7408 2204
www.wpp.com
-----------